UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of Subject Company)

Regional Health Properties, Inc.

(Name of Person Filing Statement)

Common stock, no par value

(Title of Class of Securities)

75903M309

(CUSIP Number of Class of Securities)

Brent Morrison

President and Chief Executive Officer

Regional Health Properties, Inc.

1050 Crown Pointe Parkway, Suite 720

Atlanta, Georgia 30308

Telephone: (678) 869-5116

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is Regional Health Properties, Inc., a Georgia corporation (the “Company”), and the address and telephone number of its principal executive offices are 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia 30308 and (678) 869-5116, respectively.

The title of the class of equity securities to which the tender offer relates is the shares of the Company’s common stock, no par value (the “Common Stock”). As of the close of business on July 31, 2025, there were 2,242,239 shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by the Company with respect to an unsolicited tender offer by Black Pearl Equities, LLC, a New York limited liability company (the “Offeror”), to purchase up to an aggregate of 1,118,877, or approximately 49.9%, of the issued and outstanding shares of Common Stock for a price equal to $4.25 per share, without interest, in cash (the “Offer”).

According to the Offeror’s Schedule TO filed on July 18, 2025 (the “Schedule TO”), its business address is 901 Myrtle Avenue, Brooklyn, New York 11206 and its phone number is (212) 235-1367.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Item 13. “Certain Relationships and Related Transactions, and Director Independence,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission (“SEC”) on March 31, 2025 (“2024 Annual Report”), which information is incorporated herein by reference.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation

At a meeting of the Company’s board of directors (the “Regional Board”) held on July 25, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Offer and certain clarifying information that had been provided by the Offeror and determined that, despite the offer’s price per share of $4.25, it did not represent a “Superior Regional Proposal” (as defined in that certain Amended and Restated Agreement and Plan of Merger, dated April 14, 2025 (the “Original Merger Agreement”), by and between the Company and SunLink Health Systems, Inc. (“SunLink”), as amended by that certain Amendment to Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2025, by and between the Company and SunLink (the “First Amendment” and the Original Merger Agreement as amended by the First Amendment, the “Merger Agreement”), pursuant to which SunLink would merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”)). A copy of the Original Merger Agreement was filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on April 18, 2025 and is incorporated herein by reference. A copy of the First Amendment was filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on June 23, 2025 and is incorporated herein by reference. The Regional Board did not take a position on the Offer, but given that the Offer is conditioned on the Merger not occurring, the Regional Board’s recommendation to proceed with the Merger effectively was a rejection of the Offer.

(b) Reasons for the Recommendation

Following extensive negotiations, on April 14, 2025, the Company and SunLink entered into and announced the Merger Agreement.

On June 23, 2025, the Company received an unsolicited acquisition proposal (the “Proposal” from the Offeror to enter a tender offer to the Company’s shareholders to purchase up to 100% of the Company’s common stock at a price of $4.25 per share. Pursuant to the terms of the Merger Agreement, the Company promptly notified SunLink of the Proposal. At a meeting of the Regional Board held on July 10, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Proposal and determined that it did not represent a Superior Regional Proposal. The director serving on the Regional Board who was designated by the holders of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Preferred Director”) abstained from the determination as to the Proposal. Given the deficiencies in the Proposal, the Company did not seek counsel from its financial advisor with respect to the Proposal. The Regional Board considered that the Proposal only included a purchase price and did not otherwise include information customarily included in a transaction proposal, such as information or evidence as to the Offeror’s access to financing to close the transaction. The Regional Board concluded that the Proposal was insufficiently complete to constitute a credible offer and further concluded that, in light of the foregoing considerations with respect to the Proposal and the status of the Merger at that time, including but not limited to the fact that each of the Company and SunLink had completed due diligence, executed the Merger Agreement and prepared a Registration Statement on Form S-4, there was a higher level of deal certainty with the Merger.

On July 18, 2025, the Company received the Offer. There had not been any substantive discussions between the Company and the Offeror between July 10, 2025 and the receipt of the Offer. Unlike the Proposal, the Offer was for only 49.9% of the Company’s Common Stock, not 100%. The Offer indicates that the Offer will be in effect from August 1, 2025, until August 31, 2025, subject to possible further extension by the Offeror. The Offer indicates that the Offer is subject to a number of conditions, some of which are beyond the control of the Company, including a 45% minimum tender requirement, a requirement that the Company waive certain ownership limitations in its governing documents, and a right of the Offeror to cancel Offer “[i]n the event of . . . a proposed, announced, or consummated significant corporate structure change (including, without limitation, a merger or disposition of significant corporate assets) at any time on or after the date of [the Schedule TO].” In particular, the Offer does not provide any information regarding the funding of the Offer, the funding of the Company if the Offer is successful, the Offeror’s strategic plans for the Company, the Offeror’s plans with respect to the treatment of Company shareholders holding non-tendered shares or shares that were not accepted in the Offer, and, in particular, the Offeror’s plans with respect to the Company’s outstanding preferred shares.

Following receipt of the Offer, the Company sent a letter to the Offeror and asked for clarification about several aspects of the Offer. (The Merger Agreement permits the Company to seek clarification from an offeror, but not to negotiate terms of an offer, without first determining that the offer is a Superior Regional Proposal.) The Offeror responded on July 23, 2025, but did not substantively address the Regional Board’s most significant concerns, although it did provide limited details on the source of funding. A copy of the Offeror’s response letter is contained in Exhibit 99.1 hereto and incorporated herein by reference. On July 24, 2025, the Company’s Chief Executive Officer discussed the Offer with the Offeror. Such discussion did not provide the Company’s Chief Executive Officer with any additional substantive information.

At a meeting of the Regional Board held on July 25, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Offer and the clarifying information that had been provided and determined that, despite the offer’s price per share of $4.25, it did not represent a Superior Regional Proposal. The Preferred Director abstained from the determination as to the Offer. The Company thereafter filed a Current Report on Form 8-K with the SEC on July 28, 2025 reconfirming its support for the Merger.

(c) Intent to tender

None of the Company’s directors and executive officers who own shares of Common Stock told the Company that they intend to tender any shares held of record or beneficially owned by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s shareholders in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, there were no transactions involving the shares of the Company’s Common Stock effected with any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to the Offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

To the knowledge of the Company, there are no agreements or understanding, whether written or unwritten, between any executive officer and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto or incorporated by reference herein contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the Offer; and statements relating to the Merger.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

●	the risk that the businesses of the Company and SunLink will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;

●	revenues following the merger may be lower than expected;

●	customer, vendor and employee relationships and business operations may be disrupted by the merger;

●	the ability to obtain required regulatory approvals or the approvals of the Company’s or SunLink’s shareholders, and the ability to complete the merger on the expected timeframe;

●	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;

●	the ability of the Company and SunLink to meet the initial or continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;

●	possible changes in economic and business conditions;

●	the impacts of epidemics, pandemics or other infectious disease outbreaks;

●	the existence or exacerbation of general geopolitical instability and uncertainty;

●	possible changes in monetary and fiscal policies, and laws and regulations;

●	competitive factors in the healthcare industry;

●	the Company’s dependence on the operating success of its operators;

●	the amount of, and the Company’s ability to service, its indebtedness;

●	covenants in the Company’s debt agreements that may restrict its ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms;

●	the effect of increasing healthcare regulation and enforcement on the Company’s operators and the dependence of the Company’s operators on reimbursement from governmental and other third-party payors;

●	the relatively illiquid nature of real estate investments;

●	the impact of litigation and rising insurance costs on the business of the Company’s operators;

●	the effect of the Company’s operators declaring bankruptcy, becoming insolvent or failing to pay rent as due;

●	the ability of any of the Company’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;

●	the Company’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and

●	other risks and factors identified in (i) the Company’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in the 2024 Annual Report, and other documents subsequently filed by the Company with the SEC and (ii) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC.

Neither the Company nor SunLink undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Schedule 14D-9. In addition, the Company’s and SunLink’s past results of operations do not necessarily indicate either of their anticipated future results, whether the merger is effectuated or not.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99.1	Letter from Offeror dated June 23, 2025 (but sent July 23, 2025)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2025

Regional Health Properties, Inc.

By:	/s/ Brent Morrison
Name:	Brent Morrison
Title:	President and Chief Executive Officer